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Exhibit 12.1

Station Casinos, Inc.
Ratio of Earnings to Fixed Charges
(amounts in thousands)

	Fiscal Year Ended			Fiscal Year Ended		Three Months Ended
			Transition Period 31-Dec-98
	31-Mar-97	31-Mar-98		31-Dec-99	31-Dec-00	31-Mar-00	31-Mar-01
Fixed Charges
Interest Expense	32,428	72,842	62,237	83,002	92,240	22,061	25,678
Capitalized Interest	21,114	12,808	1,200	395	3,849	155	2,016
Amortization of Debt Cost	5,287	6,602	4,152	1,977	3,120	453	773
Interest Portion of Rentals	1,773	4,101	3,938	4,502	2,907	635	753

Total Fixed Charges	60,602	96,353	71,527	89,876	102,116	23,304	29,220

Interest Portion of Rentals
Rentals	5,373	12,428	11,933	13,643	8,809	1,923	2,282
Times 33%	1,773	4,101	3,938	4,502	2,907	635	753
Earnings
Pretax Income from Continuing Operations	21,378	(4,120)	(9,864)	(47,223)	148,149	35,453	16,783
Fixed Charges	60,602	96,353	71,527	89,876	102,116	23,304	29,220
Less: Capitalized Interest	(21,114)	(12,808)	(1,200)	(395)	(3,849)	(155)	(2,016)

Total Earnings	60,866	79,425	60,463	42,258	246,416	58,602	43,987

Ratio of Earnings to Fixed Charges	1.00	0.82	0.85	0.47	2.41	2.51	1.51
Deficit		(16,928)	(11,064)	(47,618)

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  Exhibit 12.1